

March 7, 2023

Li Peng Leck
Executive Chairwoman and Executive Director
Davis Commodities Limited
10 Bukit Batok Crescent
#10-01, The Spire
Singapore 658079

> **Re: Davis Commodities Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted February 28, 2023**
> **CIK No. 0001949478**

Dear Li Peng Leck:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1, filed February 28, 2023

Use of Proceeds, page 33

1. We note your response to comment 2 and reissue in part. Please also include the interest rate and maturity of the Maxwill Foodlink bank loans. Refer to Item 3.C.4 of Form 20-F, incorporated by Item 4.a of Form F-1.

Exhibits

2. We note that in previous versions of the registration statement you had included an opinion from Raja & Tann Singapore LLP regarding certain Singapore law matters, but these entries have since been removed. However, Raja & Tann Singapore LLP continues

to provide advice on page 32 and is listed in the Legal Matters section on page 147. Please revise to provide a consent for this information or clarify this discrepancy.

You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li